Exhibit 99.1

SunScout Holding Limited Announces Waiver of Lock-Up Restriction

Palmerston North, New Zealand, October 23, 2026 (GLOBE NEWSWIRE) -- SunScout Holding Limited (NYSE American/NYSE Texas: SNSC) (“SunScout” or the “Company”), a clean-technology company developing and commercializing autonomous, solar-powered robotic mowers and related solar energy solutions, announced today that Revere Securities LLC, as assignee of the rights of Dominari Securities LLC, representative of the underwriters in the Company’s initial public offering of 3,100,000 Class A ordinary shares is waiving the lock-up restriction with respect to 920,000 Class A ordinary shares of the Company held by JKM Equity Limited, an entity wholly owned by an officer of the Company. The waiver was granted pursuant to the underwriting agreement entered into in connection with the offering.

The waiver will take effect on October 27, 2026. Any sale of the shares remains subject to applicable securities laws, including Rule 144 under the Securities Act of 1933, as amended.

This press release is not an offer or sale of securities in the United States or in any other jurisdiction where such offer or sale is prohibited, and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933, as amended.

About SunScout Holding Limited

SunScout Holding Limited is a clean-technology company engaged in the design, development, manufacturing, and commercialization of autonomous, solar-powered robotic mowers and related solar energy solutions. Powered entirely by solar energy through the Company’s proprietary deployable solar array (“DSA”) technology, SunScout’s robotic mowers operate independently of the electrical grid and feature autonomous navigation and AI-powered obstacle avoidance. SunScout also provides solar power development solutions, as well as engineering products and services, including precision fabrication, mechanical engineering, and project management. SunScout’s mission is to eliminate reliance on fossil fuels in outdoor maintenance and mobile machinery, beginning with lawn care and expanding into adjacent applications.

For more information, please visit the Company’s website: https://www.snsc.ai.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe,” “plan,” “expect,” “intend,” “should,” “seek,” “estimate,” “will,” “aim” and “anticipate,” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the registration statement and other filings with the U.S. Securities and Exchange Commission (the “SEC”). Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

SunScout Holding Limited

Investor Relations Department

Email: investors@snsc.ai

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com